U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                      SEC File Number: None
                                                      CUSIP Number ________

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

For Period Ended: September 30, 2008
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    Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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Part I - Registrant Information
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Full Name of Registrant:  New Taohuayuan Culture Tourism Co., Ltd.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number)

      1# Dongfeng Road
      Xi'an Weiyang Tourism Development District

City, State and Zip Code

      Xi'an, China

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Part II - Rules 12b-25(b) and (c)
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    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III - Narrative
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    State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

    The Company did not complete its financial statements in sufficient time so as to allow the filing of the 10-Q report by November 14, 2008. As a result, additional time is needed to file the report.
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Part IV - Other Information
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    (1) Name and telephone number of person to contact in regard to this notification

              William T. Hart          (303)              839-0061
              -----------------        -----              --------
                  (Name)            (Area Code)      (Telephone Number)

    (2)  Have all other periodic reports required under Section
         13 or 15(d) of the Securities Exchange Act of 1934 during
         the preceding l2 months (or for such shorter period that
         the registrant was required to file such reports) been
         filed? If answer is no, identify report(s).           [X] Yes   [ ] No

    (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
         fiscal year will be reflected by the earnings statements
         to be included in the subject report or portion thereof?
                                                               [ ] Yes   [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     New Taohuayuan Culture Tourism Co., Ltd
             ------------ ----------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 14, 2008              By   /s/ William T. Hart
                                          -----------------------------
                                          William T. Hart
                                          Hart & Trinen, LLP
                                          1624 Washington Street
                                          Denver, Colorado 80203
                                          Phone: (303) 839-0061

                                    ATTENTION

    Intentional   misstatements  or  omissions  of  fact  constitute   Federal
Criminal Violations (See 18 U.S.C. 1001).